Exhibit 4.6
FIRST AMENDMENT TO
STONE ENERGY CORPORATION
2009 AMENDED AND RESTATED STOCK INCENTIVE PLAN
     WHEREAS, STONE ENERGY CORPORATION, a Delaware corporation (the “Company”), has heretofore adopted the STONE ENERGY CORPORATION 2009 AMENDED AND RESTATED STOCK INCENTIVE PLAN (the “Plan”); and
     WHEREAS, the Company desires to amend the Plan in certain respects;
     NOW, THEREFORE, the Plan shall be amended as follows:
     1. The first sentence of Paragraph V(a) of the Plan shall be deleted and the following shall be substituted therefor:
“Subject to adjustment in the same manner as provided in Paragraph IX with respect to shares of Common Stock subject to Options then outstanding, the aggregate number of shares of Common Stock that may be issued under the Plan, and the maximum number of shares of Common Stock that may be issued under the Plan through Incentive Stock Options, shall not exceed 8,525,000 shares (which number includes the number of shares of Common Stock previously issued pursuant to an award (or made subject to an award that has not expired or been terminated) granted under the Plan, the 2004 Plan, the 2001 Plan, the 2000 Plan, or the 1993 Plan); provided, however, that the aggregate number of shares shall not include any shares of Common Stock issued pursuant to an automatic “Bonus Stock Award” (as defined in and granted under the provisions of the 2004 Plan).”
     2. This amendment to the Plan shall be effective as of the date of the 2011 annual meeting of the Company’s stockholders provided that this amendment to the Plan is approved by the stockholders of the Company at such meeting. If this amendment to the Plan is not so approved at such meeting, then this amendment to the Plan shall be void ab initio.
     3. As amended hereby, the Plan is specifically ratified and reaffirmed.
Approved on May 20, 2011.